REGULATORY AND LITIGATION MATTERS
As part of various investigations by a
number of federal,state, and foreign
regulators and governmentalentities,
including the U.S. Securities and Exchange
Commission (SEC), relating to certain
practices in the mutual fund industry,
including late trading, market timing
and marketing support payments to
securities dealers who sell fund shares
(marketing support), Franklin Resources,
Inc. and certain of its subsidiaries
(collectively, the Company),
entered into settlements with certain of those regulators and governmental entities.
Specifically,the Company entered into
settlementswith the SEC, among others,
concerning market timing and marketing
support. On May 9, 2008, the SEC approved a final plan of distribution for the Company's market timing settlement.
Disbursements of settlement monies will
be made promptly to individuals who were shareholders of the designated funds during the relevant period, in accordance with the terms and conditions of the settlement and plan. In addition, the Company, as well as most of the mutual funds within Franklin Templeton Investments and certain current or former officers, Company directors, fund directors, and employees, have been named in private lawsuits (styled as shareholder class actions, or as derivative actions on behalf of either the named funds or
Franklin Resources, Inc.). The
lawsuits relate to the industry practices referenced above.
The Company and fund management believe
that the claims made
in each of the private lawsuits
referenced above are without merit and
intend to defend
against them vigorously. The Company
cannot predict with certainty the eventual outcome of these lawsuits, nor whether they will have a material negative impact on the Company.
If it is
determined that the Company bears
responsibility
for any unlawful or inappropriate conduct that caused losses to the Trust, it is committed to making the Trust or its shareholders whole, as appropriate.